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                             July 13, 2022

       Aneil Manhas
       Chief Executive Officer
       Bruush Oral Care Inc.
       30 Wellington Street West, 5th Floor
       Toronto, ON M5L 1E2
       Canada

                                                        Re: Bruush Oral Care
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed July 1, 2022
                                                            File No. 333-265969

       Dear Mr. Manhas:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       The Opportunity, page 3

   1. We note your response to comment 1 in our June 10, 2022 letter and re-issue. In the filing itself, please identify
which    studies have shown that brushing with an electric toothbrush is superior to using a
manual brush    and which    independent studies have shown that over
                                                        40% of people do not
change their toothbrush or the brush head at least once every three months[.]"
       Capitalization, page 21

   2. We note that you have modified the exercise price terms for the unit warrants and that you also intend to offer
warrants separately that may qualify for the issuance of additional
 Aneil Manhas
Bruush Oral Care Inc.
July 13, 2022
Page 2
         warrants due to dilution. Please include these instruments in the table and disclose the accounting for each set of warrants. As part of your response, provide us with your analysis of the terms of these warrants under the accounting guidance in IAS 32.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27

3. We re-issue comment 15 in our letter dated April 28, 2022 and comment 3 in our letter dated June 10, 2022. Please expand your discussion and analysis of revenues for each of the comparative periods presented in this section to quantify the extent to which changes in volume, pricing and mix of products (i.e., starter kits versus refill kits) sold had on revenues. Refer to Item 303(b)(2)(iii) of Regulation S-K and Sections
501.04 and 501.12
         of the Financial Reporting Codification. In this regard, we noted no changes to your analysis of revenues for each of the comparative periods presented in this section.
         Address this comment to your analysis of January 31, 2021 to January 31, 2020.
4. We reissue comment 4 in our letter dated June 10, 2022. In this regard, your analysis of the decline in gross profit margin for the October 31, 2021 period as compared to the
         October 31, 2020 period indicates that the only impact is multiple flash sales and influencer collaborations. However, it would appear that the change in mix of products also materially impacted your gross profit margin per your disclosures on page 27. Please provide a discussion and analysis of all material factors impacting the decline in gross profit margin. When there are multiple factors, quantify the extent to which each factor contributed to the decline. Address this comment to your analysis of January 31, 2021 to
         January 31, 2020.
5. We note the disclosures you provided on page 29 in response to comment 5 in our letter dated June 10, 2022. Please expand the three factors disclosed to provide company-
         specific information to better support the significant increase in share price within a one month span. For example, explain what you mean by improved general market sentiment and how that flowed through to your business. Also, disclose the amount by which revenues increased and what specifically resulted in you being in a stronger capital position.
Notes to the Financial Statements
2. Basis of Presentation
Basis of Presentation and Statement of Compliance, page F-8

6.       Please expand your disclosures to address the guidance in IAS 1.36.
7. Please include financial statements, which may be unaudited, for the comparable prior
FirstName LastNameAneil Manhas
       year period for the transition period (i.e., nine-months ended October 31, 2020), or a
Comapany    NameBruush
       footnote           Oral Care
                giving specified     Inc.
                                  information  for this comparable period,
which may be
July 13,unaudited.
         2022 PageRefer
                    2    to SEC Release No. 33-6823.II.A.4. for guidance.
FirstName LastName
 Aneil Manhas
FirstName
Bruush OralLastNameAneil Manhas
            Care Inc.
Comapany
July       NameBruush Oral Care Inc.
     13, 2022
July 13,
Page  3 2022 Page 3
FirstName LastName

3. Summary of Significant Accounting Policies and Use of Estimates and
Judgments
Critical accounting estimates and significant management judgments Fair value of Class B common shares, page F-14

8. We note your response to comment 12 in our letter dated June 10, 2022. It is unclear how you concluded that there were not changes to your business such that the fair value of the shares price at August 2020 is reflective of the fair value of the share price at October 31,
         2021, given the significant increase in your revenues and the significant decline in net loss. In this regard, we note your disclosures you provided on page 29 in response to comment 5 in our letter dated June 10, 2022. As previously requested, please include a discussion of the significant estimates, assumptions and judgments you made in estimating the fair value of the warrants and underlying Class B common shares. If you continue to believe that the fair value of the Class B common shares remains unchanged since August 2020, disclose your conclusion and provide the specific facts and circumstances in your business and financial information that supports your conclusion.
15. Segmented Information, page F-22

9. We note your response to comment 13 in our letter dated June 10, 2022. It remains unclear how management concluded that disclosures of the revenue recognized for your two product offerings is not required to be provided. In this regard, we note the following:
             Management reviews the monthly sales for the toothbrush kits as compared to the toothbrush heads.
             The revenue trends for the two product offerings are materially different.
             The gross margins for the two product offerings are materially different.
             The nature of the products are materially different with the toothbrush heads being disposable items that require repurchasing on a regular basis.
         As such, we continue to request that you provide the amount of revenue recognized for your two product offerings for each period presented under IFRS 8.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey Houser at 202-551-3736 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Christopher Edwards at 202-551-6761 with any other questions.
 Aneil Manhas
Bruush Oral Care Inc.
July 13, 2022
Page 4



                                     Sincerely,
FirstName LastNameAneil Manhas
                                     Division of Corporation Finance
Comapany NameBruush Oral Care Inc.
                                     Office of Life Sciences
July 13, 2022 Page 4
cc:       Lahdan S. Rahmati
FirstName LastName